UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Masimo Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

574795100

(CUSIP Number)

Quentin Koffey

Politan Capital Management LP

106 West 56th Street, 10th Floor

New York, New York 10019

646-690-2830

With a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574795100	Page 2

1	NAME OF REPORTING PERSON Politan Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 53,478,694 shares of Common Stock outstanding as of August 12, 2024, as reported in the Issuer’s revised definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2024 (the “Issuer Revised Proxy Statement”).

CUSIP No. 574795100	Page 3

1	NAME OF REPORTING PERSON Politan Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 53,478,694 shares of Common Stock outstanding as of August 12, 2024, as reported in the Issuer Revised Proxy Statement.

CUSIP No. 574795100	Page 4

1	NAME OF REPORTING PERSON Politan Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,713,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 53,478,694 shares of Common Stock outstanding as of August 12, 2024, as reported in the Issuer Revised Proxy Statement.

CUSIP No. 574795100	Page 5

1	NAME OF REPORTING PERSON Quentin Koffey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 1,228
	8	SHARED VOTING POWER 4,713,518
	9	SOLE DISPOSITIVE POWER 1,228
	10	SHARED DISPOSITIVE POWER 4,713,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,714,746*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%**
14	TYPE OF REPORTING PERSON IN

* Includes Mr. Koffey’s 1,228 restricted share units granted to him on June 26, 2023 by virtue of his position as a director on the Board and that vested on June 26, 2024.

** Mr. Koffey’s percentage calculations set forth herein are based upon the aggregate of 53,478,694 shares of Common Stock outstanding as of August 12, 2024, as reported in the Issuer Revised Proxy Statement.

CUSIP No. 574795100	Page 6

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) amends and supplements the Schedule 13D filed on August 16, 2022 (as amended and supplemented through the date of this Amendment No. 14, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share, of Masimo Corporation, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 14 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to Item 4 below shall be deemed to be a response to all Items where such information is relevant.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

On July 15, 2024, the Issuer filed a complaint in the United States District Court for the Central District of California against the Reporting Persons (Politan, Politan Management, Politan GP, and Quentin Koffey), Politan Capital NY LLC, Politan Intermediate Ltd., Politan Capital Partners Master Fund LP, Politan Capital Partners LP, Politan Capital Offshore Partners LP, Michelle Brennan, Matthew Hall and Aaron Kapito (collectively, the “Politan Defendants”) as well as William Jellison and Darlene Solomon. The Issuer subsequently filed an amended version of such complaint on August 26, 2024 against the Politan Defendants (as refiled on August 28, 2024, the “Amended Complaint”). The Amended Complaint seeks, among other relief, a declaration that the amended nomination notice for Mr. Jellison and Dr. Solomon did not comply with the Issuer’s Fifth Amended and Restated Bylaws, an injunction preventing Politan from voting any proxies it received by means of issuing misleading proxy statements, and an order invalidating any such proxies. Among other allegations, the Amended Complaint alleges that Politan breached Section 13(d) of the Act by failing to make certain disclosures with respect to Politan’s investment purpose in the Issuer. The Amended Complaint is qualified in its entirety by reference to Exhibit 99.15, which is attached hereto and is incorporated herein by reference.

On August 23, 2024, the Issuer filed a Supplemented Memorandum of Points & Authorities in Support of Motion for Preliminary Injunction (the “Preliminary Injunction Motion”) in the United States District Court for the Central District of California. The Preliminary Injunction Motion seeks an order from the court enjoining Mr. Koffey and Politan from voting any proxies solicited by them in violation of Section 14(a) of the Act until corrective disclosures are made. The Preliminary Injunction Motion is qualified in its entirety by reference to Exhibit 99.16, which is attached hereto and is incorporated herein by reference.

The Reporting Persons deny all allegations in each of the Amended Complaint and the Preliminary Injunction Motion. Additional information about the Amended Complaint, the Preliminary Injunction Motion and the related litigation can be found in the Supplemental Proxy Materials filed by Politan and certain of its affiliates on the date hereof as definitive additional proxy materials, which are attached hereto as Exhibit 99.17 and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

Exhibit 99.5	Form of Second Amended and Supplemented Complaint, filed as an Exhibit to the Motion for Leave to Amend with the Delaware Court of Chancery on March 10, 2023*
Exhibit 99.6	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and Michelle Brennan*
Exhibit 99.7	Trading Data*
Exhibit 99.8	Press Release, dated June 26, 2023*
Exhibit 99.9	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and each of William Jellison and Darlene Solomon*
Exhibit 99.10	Demand Letter, dated May 8, 2024*
Exhibit 99.11	Politan Letter, dated May 9, 2024*
Exhibit 99.12	Politan Letter, dated July 3, 2024*
Exhibit 99.13	Politan Letter, dated July 12, 2024*
Exhibit 99.14	Politan Letter, dated July 15, 2024*
Exhibit 99.15	Issuer’s Amended Complaint, filed August 26, 2024
Exhibit 99.16	Issuer’s Preliminary Injunction Motion, filed August 23, 2024
Exhibit 99.17	Politan Supplemental Proxy Materials, filed August 30, 2024

*Previously filed.

CUSIP No. 574795100	Page 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2024

POLITAN CAPITAL MANAGEMENT LP

By:	Politan Capital Management GP LLC,
its general partner

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL MANAGEMENT GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL PARTNERS GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

QUENTIN KOFFEY

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey

CUSIP No. 574795100	Page 8

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Form of Verified Complaint, filed with the Delaware Court of Chancery on October 21, 2022*

Exhibit 99.5	Form of Second Amended and Supplemented Complaint, filed as an Exhibit to the Motion for Leave to Amend with the Delaware Court of Chancery on March 10, 2023*
Exhibit 99.6	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and Michelle Brennan*
Exhibit 99.7	Trading Data*
Exhibit 99.8	Press Release, dated June 26, 2023*
Exhibit 99.9	Form of Engagement and Indemnification Agreement entered into by and between Politan Capital Management LP and each of William Jellison and Darlene Solomon*
Exhibit 99.10	Demand Letter, dated May 8, 2024*
Exhibit 99.11	Politan Letter, dated May 9, 2024*
Exhibit 99.12	Politan Letter, dated July 3, 2024*
Exhibit 99.13	Politan Letter, dated July 12, 2024*
Exhibit 99.14	Politan Letter, dated July 15, 2024*
Exhibit 99.15	Issuer’s Amended Complaint, filed August 26, 2024
Exhibit 99.16	Issuer’s Preliminary Injunction Motion, filed August 23, 2024
Exhibit 99.17	Politan Supplemental Proxy Materials, filed August 30, 2024

*Previously filed.